

02003875

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

cm

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 16402

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

3/6/02

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pruco Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

751 Broad Street
(No. and Street)

Newark (City) New Jersey (State) 07102-3777 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Margaret Deverell 973-367-1279
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) New York (State) 10036 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

OATH OR AFFIRMATION

I, Margaret Deverell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pruco Securities Corporation, as of December 31, XX9 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer and Comptroller

Title

Notary Public

JOSEFA T. SALINO
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Aug. 28, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAR 01 2002
WASH, D.C.
365
SECTION

Pruco Securities Corporation

Statement of Financial Condition
As of December 31, 2001

SEC. I. D. No. 8-16402
This report is deemed PUBLIC in accordance with
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors
and Stockholder of
Pruco Securities Corporation:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Pruco Securities Corporation at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in Note 3 to the statement of financial condition, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 21, 2002

Pruco Securities Corporation
Statement of Financial Condition
December 31, 2001

Assets

Cash and cash equivalents	$	20,001,977
Other securities		33,489
Receivables from brokers and dealers		2,664,062
Due from affiliates		14,669,793
State income taxes receivable		95,421
Prepaid expenses and other assets		1,347,661
Total Assets	$	38,812,403

Liabilities and Stockholder's Equity

Liabilities:		
Due to affiliates	$	23,592,547
Federal income taxes payable		2,265,320
Accounts payable, accrued expenses and other liabilities		1,815,107
Total Liabilities		27,672,974
Stockholder's Equity		11,139,429
Total Liabilities and Stockholder's Equity	$	38,812,403

See notes to statement of financial condition.

Pruco Securities Corporation
Notes to Statement of Financial Condition
December 31, 2001

1. Organization and Nature of Business

Pruco Securities Corporation (the "Company") is incorporated under the laws of the State of New Jersey. The Company is a wholly-owned subsidiary of The Prudential Insurance Company of America which is a subsidiary of Prudential Financial, Inc. ("Prudential"). The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is also registered with the SEC as an investment advisor and conducts such business under the name Prudential Financial Planning Services ("PFPS"). PFPS planners provide financial planning services to clients.

The Company acts as a general securities broker and offers to its customers various investment products including mutual funds, equity and fixed income securities, variable life insurance and variable annuity contracts. The Company introduces and clears its general securities trading activity on a fully disclosed basis, through a Prudential company, Prudential Securities Incorporated.

As more fully described in Note 3, the Company has various agreements with Prudential companies relating to reimbursement of expenses, including services of officers, the use of telecommunications, office space, systems and equipment and custodial services. The accompanying statement of financial condition may not be indicative of the financial position of the Company if the Company had been operated as an unaffiliated entity.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company's cash and cash equivalents consists of funds on deposit in a corporate account at a commercial bank, and shares of money market mutual funds sponsored by Prudential companies. Money market mutual funds are stated at cost, which approximates market value.

3. Related Party Transactions

The Company has an arrangement with a Prudential company, Prudential Investment Management Services LLC ("PIMS"), whereby the Company receives income from the sale of mutual fund products distributed by PIMS. The Company receives a concession generally ranging from .25% to 4.75% based on the specific mutual fund being sold. Trail and service commissions range from .1% to 1.00% based upon the average daily asset balance in the mutual funds.

The Company has arrangements with Prudential companies whereby the Company receives income for the sale of variable life insurance and variable annuity contracts issued by Prudential companies.

The Company receives various services from Prudential companies including services of officers, the use of telecommunications, office space, systems and equipment and custodial services. The costs of these services are allocated to the Company pursuant to service agreements with Prudential companies.

At December 31, 2001, the receivables from brokers and dealers and the due from and due to affiliates balances reported in the Statement of Financial Condition are primarily a result of the activities described above.

Cash and cash equivalents of $20,001,977 includes $19,976,977 which represents 19,976,977 shares of Prudential money market mutual funds distributed by PIMS.

4. Commitments and Contingent Liabilities

The Company is subject to legal and regulatory actions in the ordinary course of its business. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation and regulatory matters should not have any material adverse effect on the Company's financial position.

5. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $9,162,446, which was $7,317,582 in excess of its required net capital of $1,844,864. The Company's ratio of aggregate indebtedness to net capital was 3.02 to 1.



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Stockholder of
Pruco Securities Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of Pruco Securities Corporation (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 21, 2002